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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                _____________________

                                       FORM 8-A


                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                               BRANDYWINE REALTY TRUST
                (Exact Name of Registrant as Specified in Its Charter)

                   MARYLAND                                 23-2413352
           (State of Incorporation                      (I.R.S. Employer
               or Organization)                        Identification no.)


             16 Campus Boulevard
         Newtown Square, Pennsylvania                          19073
     (Address of Principal Executive Offices)                (Zip Code)


If this form relates to the registration       If this form relates to the
of a class of securities pursuant to           a class of securities pursuant
Section 12(b) of the Exchange Act              to Section 12(g) of the Exchange
and is effective pursuant to General           Act and is effective pursuant
Instruction (A).(c), check the                 to General Instruction (A).(d),
following box. /x/                             check the following box. / /

Securities Act registration statement file number to which this form relates:

   N/A      (if applicable)
-----------

Securities to be registered pursuant to Section 12(b) of the Act:

              Title of each class            Name of each exchange on which
              to be so registered            each class is to be registered
              -------------------            ------------------------------

              Common Shares of Beneficial    New York Stock Exchange
              Interest, $.01 Par Value

Securities to be registered pursuant to Section 12(g) of the Act:

                                       None
 _________________________________________________________________________
                                 (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered.

General

    The Declaration of Trust of the Company provides that the Company is authorized to issue up to 105,000,000 shares of beneficial interest of the Company ("Shares"), consisting of 100,000,000 common shares of beneficial interest, par value $.01 per share ("Common Shares"), and 5,000,000 preferred shares of beneficial interest, par value $.01 per share ("Preferred Shares"). The Declaration of Trust may be amended by the Board of Trustees, without shareholder approval, to increase or decrease the aggregate number of authorized Shares of any class. The authorized Common Shares and Preferred Shares are available for future issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

    Both Maryland statutory law governing real estate investment trusts organized under Maryland law (the "Maryland REIT Law") and the Company's Declaration of Trust provide that no shareholder of the Company will be personally liable, by reason of his status as a shareholder of the Company, for any obligation of the Company. The Company's Bylaws further provide that the Company shall indemnify each shareholder against any claim or liability to which such shareholder may become subject by reason of his being or having been a shareholder, and that the Company shall reimburse each shareholder who has been successful, on the merits or otherwise, in the defense of a proceeding to which he has been made a party by reason of his status as such for all reasonable expenses incurred by him in connection with any such claim or liability. In addition, it is a requirement of the Declaration of Trust that all written contracts to which the Company is a party shall include a provision to the effect that shareholders shall not be personally liable thereon.

    The Declaration of Trust provides that, subject to the provisions of any class or series of preferred shares then outstanding and to the mandatory provisions of applicable law, the shareholders are entitled to vote only on the following matters: (i) election or removal of Trustees; (ii) amendment of the Declaration of Trust (other than an amendment to increase or decrease the aggregate number of authorized Shares of any class); (iii) a determination by the Trust to invest in commodities contracts (other than interest rate futures intended to hedge the Company against interest rate risk), engage in securities trading (as compared to investment) activities or hold properties primarily for sale to customers in the ordinary course of business; and (iv) a merger of the Company with another entity. Except with respect to the foregoing, no action taken by the shareholders of the Company at any meeting shall in any way bind the Board of Trustees.

Shares

    Common Shares of Beneficial Interest

    Each outstanding Common Share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. There is no cumulative voting in the election of Trustees, which means that, subject to such voting rights as may be granted by the Board of Trustees in connection with future issuances of Preferred Shares, the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election. Subject to such preferential rights as may be granted by the Board of Trustees of the Company in connection with the future issuance, if any, of Preferred Shares, holders of Common Shares are entitled to such distributions as may be declared from time to time by the Board of Trustees out of funds legally available therefor.

    Holders of Common Shares have no conversion, exchange, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding Common Shares will be fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, subject to such preferential rights as may be granted by the Board of Trustees of the Company in connection with the future issuance, if any, of Preferred Shares, holders of

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Common Shares will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors. All Common Shares have equal dividend, distribution, liquidation and other rights.

    Preferred Shares of Beneficial Interest

    The Preferred Shares authorized by the Company's Declaration of Trust may be issued from time to time in one or more series. Prior to the issuance of Preferred Shares of each such series, the Board of Trustees is required by the Maryland REIT Law and the Company's Declaration of Trust to set for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption, as are permitted by the Maryland REIT Law. Such rights, powers, restrictions and limitations could include the right to receive specified distributions and payments on liquidation prior to any such payments being made to the holders of Common Shares. Under certain circumstances, the issuance of Preferred Shares could have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of the Common Shares.

    Classification or Reclassification of Preferred Shares

    The Declaration of Trust authorizes the Trustees to classify or reclassify, in one or more series, any unissued Preferred Shares by setting or changing the number of Preferred Shares constituting such series and the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of such Preferred Shares.

Restrictions on Transfer

    For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding Shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year and Shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year).

    Because the Board of Trustees believes it is at present essential for the Company to continue to qualify as a REIT, the Declaration of Trust, subject to certain exceptions, contains provisions that restrict the number of Shares that a person may own and that are designed to safeguard the Company against an inadvertent loss of REIT status. In order to prevent any shareholder from owning Shares in an amount that would cause more than 50% in value of the outstanding Shares to be held by five or fewer individuals, the Board, pursuant to authority granted in the Declaration of Trust, has passed a resolution that, subject to certain exceptions described below, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding Shares, except for Safeguard Scientifics, Inc. ("SSI") which, pursuant to a separate agreement with the Company, may own no more than 14.75% in value of the outstanding Shares (the "Ownership Limit"). The Board of Trustees, subject to limitations, retains the authority to effect additional increases to, or establish exemptions from, the Ownership Limit. The Board of Trustees, pursuant to authority granted in the Declaration of Trust, has passed a resolution that provides that, for purposes of determining applicable ownership limitations: (i) the beneficiaries of SERS (in accord with their actuarial interests therein), and not SERS or the SERS Voting Trust, shall be deemed the direct owners of Shares held by the SERS Voting Trust, and (ii) the owners of the Morgan Stanley Funds (in proportion to their ownership therein), and not such Morgan Stanley Funds nor a related entity, shall be deemed the direct owners of Shares held by such Morgan Stanley Funds.

    In addition, pursuant to the Declaration of Trust, no purported transfer of Shares may be given effect if it would result in ownership of all of the outstanding Shares by fewer than 100 persons (determined without any reference to the rules of attribution) or result in the Company being "closely held" within the meaning of Section 856(h) of the Code (the "Ownership Restrictions"). In the event of a purported transfer or other event that would, if effective, result in the ownership of Shares in violation of the Ownership Limit or the Ownership Restrictions, such transfer would be deemed

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void ab initio and such Shares would automatically be exchanged for "Excess
Shares" authorized by the Declaration of Trust, according to rules set forth in the Declaration of Trust, to the extent necessary to ensure that the purported transfer or other event does not result in the ownership of Shares in violation of the Ownership Limit or the Ownership Restrictions.

    Holders of Excess Shares are not entitled to voting rights (except to the extent required by law), dividends or distributions. If, after the purported transfer or other event resulting in an exchange of Shares for Excess Shares and prior to the discovery by the Company of such exchange, dividends or distributions are paid with respect to Shares that were exchanged for Excess Shares, then such dividends or distributions would be repayable to the Company upon demand. While outstanding, Excess Shares would be held in trust by the Company for the benefit of the ultimate transferee of an interest in such trust, as described below. While Excess Shares are held in trust, an interest in that trust may be transferred by the purported transferee or other purported holder with respect to such Excess Shares only to a person whose ownership of the Shares would not violate the Ownership Limit or the Ownership Restrictions, at which time the Excess Shares would be automatically exchanged for Shares of the same type and class as the Shares for which the Excess Shares were originally exchanged. The Declaration of Trust contains provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Shares may not receive in return for such a transfer an amount that reflects any appreciation in the Shares for which such Excess Shares were exchanged during the period that such Excess Shares were outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received would be required to be turned over to the Company.

    The Declaration of Trust also provides that Excess Shares shall be deemed to have been offered for sale to the Company, or its designee, which shall have the right to accept such offer for a period of 90 days after the later of: (i) the date of the purported transfer or event which resulted in an exchange of Shares for such Excess Shares; and (ii) the date the Board of Trustees determines that a purported transfer or other event resulting in an exchange of Shares for such Excess Shares has occurred if the Company does not receive notice of any such transfer. The price at which the Company may purchase such Excess Shares would be equal to the lesser of: (i) in the case of Excess Shares resulting from a purported transfer for value, the price per share in the purported transfer that caused the automatic exchange for such Excess Shares or, in the case of Excess Shares resulting from some other event, the market price of such Shares on the date of the automatic exchange for Excess Shares; or (ii) the market price of such Shares on the date that the Company accepts such Excess Shares. Any dividend or distribution paid to a proposed transferee on Excess Shares prior to the discovery by the Company that such Shares have been transferred in violation of the provisions of the Declaration of Trust shall be repaid to the Company upon demand. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Shares may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring or holding such Excess Shares and to hold such Excess Shares on behalf of the Company.

    The Trustees may waive the Ownership Restrictions if evidence satisfactory to the Trustees and the Company's tax counsel or tax accountants is presented showing that such waiver will not jeopardize the Company's status as a REIT under the Code. As a condition of such waiver, the Trustees may require that an intended transferee give written notice to the Company, furnish such opinions of counsel, affidavits, undertakings, agreements and information as may be required by the Trustees and/or an undertaking from the applicant with respect to preserving the status of the Company. The Ownership Restrictions will not apply if the Company determines that it no longer will attempt to qualify, or continue to qualify, as a REIT. Any transfer of Shares, or any security convertible into Shares that would: (i) create a direct or indirect ownership of Shares in excess of the Ownership Limit; or (ii) result in the violation of the Ownership Restrictions will be void with respect to the intended transferee and will result in Excess Shares as described above.

    Neither the Ownership Restrictions nor the Ownership Limit will be automatically removed even if the REIT provisions of the Code are changed so as no longer to contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Restrictions would require an amendment to the Declaration of the Trust. Amendments to the Declaration require the affirmative vote of holders owning not less than a majority of the outstanding Shares entitled to vote thereon. In addition to

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preserving the Company's status as a REIT, the Ownership Restrictions and the
Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Trustees.

    All persons who own, directly or by virtue of the applicable attribution provisions of the Code, more than 4.0% of the value of any class of outstanding Shares, must file an affidavit with the Company containing the information specified in the Declaration by January 31 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of Shares as the Trustees deem necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

    The Ownership Limit could have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for the Common Shares or otherwise be in the best interest of the shareholders of the Company.

Item 2.  Exhibits.

    1. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.


                                      SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     BRANDYWINE REALTY TRUST



                                     By:  /s/ Gerard H. Sweeney
                                          ---------------------
                                          Gerard H. Sweeney
                                          President and Chief Executive Officer

Dated: October 14, 1997

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